SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING DISSOLUTION OF A CONSOLIDATED SUBSIDIARY

On July 29,2005 the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning dissolution of a consolidated subsidiary.

Attached is an English translation of the notice dated July 29, 2005 describing the details of the dissolution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Investor Relations Office
Department IV

Date: July 29, 2005

July 29, 2005

Dissolution of a Consolidated Subsidiary

Nippon Telegraph and Telephone Corporation (NTT) announces that the Board of Directors resolved on July 29, 2005 to dissolve NTT USA, Inc., a wholly owned subsidiary of NTT Communications Corporation (NTT Com), which is a wholly owned subsidiary of NTT.

1. Outline of NTT USA, Inc.

1) Name	NTT USA, Inc.

2) Address	101 Park Avenue, 41st Floor, New York, NY 10178, U.S.A.

3) Representative	Tatsuo Kawasaki
Director/President

4) Established	October, 1987

5) Capital	US$ 7,676.2 Million (as of June 30, 2005)

6) Business activities	Management of business operating companies and investment operation in North America

7) Closing date	December 31

8) Share	A wholly owned company of NTT Com

9) Employees	30 (as of June 30, 2005)

10) Total assets	US$ 7,955.9 Million (as of December 31, 2004) (Unaudited)

11) Revenue	US$ 9.5 Million (as of December 31, 2004) (Unaudited)

2. Reason for the Dissolution

As a result of reviewing the positions of foreign investment companies from the perspective of enhancing efficiency in investment management and strengthening financial mobility, and as NTT USA, Inc.’s reason for existence as a finance company has diminished, a resolution was passed to dissolve the company. This dissolution has no impact on business strategy and operations in North America.

3. Date of Dissolution

July 29, 2005	Resolution for the dissolution

February, 2006	Dissolution (Scheduled)

4. Future Prospect

Any impact arising from the dissolution of NTT USA, Inc. that might affect the consolidated business results of NTT is negligible.

For further inquiries please contact:

Global Business Strategy, Department I

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5191

Fax: +81-3-5205-5139

E-mail: k.fukuda@hco.ntt.co.jp